Exhibit 99.1

ELONG’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Elong,” “Elong Power,” “we,” “us,” or “our” refer to Elong Power Holding Limited. Other capitalized terms used but not defined in this exhibit have the meanings given to them in the Shell Company Report on Form 20-F to which this exhibit is attached (the “Form 20-F”).

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2024, should be read together with our unaudited condensed consolidated financial statements and related notes. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Please see the information set forth and incorporated by reference in the Form 20-F under “Cautionary Note Regarding Forward-Looking Statements” and under Item 3.D, “Risk Factors.”

Overview

Elong Power was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries noted below, specializes in the R&D, production and market application of high-power lithium-ion battery packs, cells and parts for electric vehicles and construction machinery. The Company’s lower-cost, high power and fast-charging battery packs are designed specifically for commercial vehicles and specialty vehicles.

Prior to the incorporation of Elong and starting in January 2014, the business was carried out under Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”) and its subsidiaries. Elong and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

Through our operating subsidiaries, we are committed to the R&D, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. With a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices, we will offer advanced energy applications and full lifecycle services, with a product portfolio covering lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Huizhou Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”) was established in 2014 and is recognized as a high-tech enterprise in Guangdong Province; Ganzhou Yipeng Energy Technology Co., Ltd. (“Ganzhou Yipeng”) is a wholly-owned subsidiary of Huizhou Yipeng, established in 2018, being a large-scale industrial enterprise in Jiangxi Province. In 2020, we entered the field of heavy-duty mining trucks industry. In 2022, the second phase of the industrial park in Ganzhou Yipeng covering an area of 100 acres and 94,000 square meters of factory space was completed. We have been dedicated to the development of high-power batteries. Starting from 2014 with 1-2C fast charging batteries, we launched 3C fast charging batteries in 2016, 4C fast charging batteries in 2019, and 6C fast charging batteries in 2020, all of which are forefront of the industry.

Our business revenue and profits are derived from the operation of our main business, which involves generating sales revenue by providing customers with products such as high-power lithium-ion battery packs and battery cells. As for the Company’s energy storage systems business, as of June 30, 2024 there were orders in place and no sales have yet been generated.

In preparation for listing on the U.S. Exchange Market via merging with a special purpose acquisition company traded in NASDAQ, the Company completed a reorganization (the “Reorganization”) by November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Yipeng entered into Huizhou Yipeng’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong and its subsidiaries. For additional information, see Note 1(b) – History of the Company and Reorganization, in the unaudited condensed consolidated financial statements as of June 30, 2024.

●	On August 18, 2023, Elong was established under the laws of the Cayman Islands.

●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong.

●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise, transferring their equity interests in RMB1 to such proposed Wholly Foreign-Owned Enterprise, and further holding the future shares of Elong at the Cayman level in order to participate in the future overseas De-SPAC listing, which include issuing ordinary shares and warrant shares to be converted into Class A ordinary shares. For more information, please see Note 18, Equity, in the unaudited condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023.

●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.

●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)” or “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong owned 100% stake in Elong Power (Ganzhou) through the following transactions:

●	Elong issued 6,845,290 Elong Class A Ordinary Shares at par value to four entities who were original shareholders of Huizhou Yipeng before the reorganization.

●	Elong issued 16,538,142 Elong Class B Ordinary Shares at par value to the Supporting Shareholder, Gracedan Co., Limited, the holder of all the issued and outstanding Elong Class B Ordinary Shares, the holder of a majority of the total voting power of Elong and the anticipated holder of in excess of 85% of the voting power of New Elong following consummation of the Business Combination, as described herein, which is 100% owned by Xiaodan Liu, Elong’s Chief Executive Officer and Chairman of the Board. Ms. Liu was one of the controlling persons of Huizhou Yipeng before the reorganization.

●	Elong issued warrants to purchase 105,430,851 Elong Class A Ordinary Shares (the “Elong Warrants”) to nine institutional shareholders who were original shareholders of Huizhou Yipeng before the reorganization. The Elong Warrants had an exercise price of US$0.00001 per share.

The exchanges described above reflected the ownership ratios in Huizhou Yipeng before the reorganization and also the terms of Huizhou Yipeng’s Reorganization Framework Agreement. On November [●], 2024, the Elong Warrants were exercised in full.

Immediately before and after the reorganization as described above, Elong together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Yipeng represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the unaudited condensed consolidated financial statements of Elong and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong.

Recent Developments

On February 29, 2024, Elong entered into the Business Combination Agreement with TMT and Merger Sub, with the desire and intent to effect the Business Combination. The Business Combination Agreement amended and restated the Original Business Combination Agreement, which was entered into by and among TMT, TMT Merger Sub Inc. and Elong on December 1, 2023.

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67,605,633) including tax. The delivery time for the equipment was initially set for not later than October 31, 2024, contingent upon the timing of the prepayment, which is currently under negotiation with the customer. The customer will pay 30% of the contract price within three months before the shipment of the equipment, 30% of the contract price within seven working days before the shipment of the equipment, and 30% of the contract price within seven working days after the equipment is installed and tested. An amount equal to 10% of the contract price will be reserved for 12 months as a quality guarantee deposit. The sales agreement includes other provisions customary for an agreement of its type.

On June 12, 2024, a subsidiary of Elong entered into a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd. which took effect on the same day. The contract amount is approximately RMB 80.5 million (USD 11.3 million) including tax. Under the contract, the customer shall pay approximately RMB 0.8 million (USD 0.1 million) (including a prepayment of RMB 0.3 million or USD 0.05 million) for a small batch of validation batteries. As of June 30, 2024, the Company has received a prepayment of RMB 0.2 million or USD 0.03 million. After the customer approves the batteries, the customer will proceed with the procurement of the remaining batteries, which may be in multiple orders. The sales agreement includes other provisions customary for an agreement of its type.

Key Factors Affecting Our Results of Operations

We believe that our future success will be dependent on several factors, including those discussed and incorporated by reference in the Form 20-F under Item 3.D, “Risk Factors”, which are incorporated herein by reference. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Technology and Product Innovation

Our financial performance is driven by development and sales of products with innovative technology. Our ability to develop innovative technology has been and will continue to be dependent on our dedicated research team. As part of our efforts to develop innovative technology, we plan to continue leveraging our knowledge base in China and to continue expanding our R&D efforts on a global basis. We expect our results of operations will continue to be impacted by our ability to develop new products with improved performance and reduced production cost, as well as the cost of our R&D efforts.

Market Demand

Our revenue and profitability depend substantially on the demand for high power battery and energy storage system, which is driven by the growth of the new energy passenger vehicles, commercial applications, and battery energy storage markets. Many factors contribute to the development of the electric vehicle and battery energy storage sector, including product innovation, general economic and political conditions, environmental concerns, energy demand, government support and economic incentives. According to data from the Ministry of Industry & Information Technology of the People’s Republic of China (https://wap.miit.gov.cn/jgsj/zbys/gzdt/art/2024/art_9b1d98cbfe8d49038cf120d828240422.html), new energy vehicle sales in China were 4.944 million units for the six months in 2024, an increase of 32% compared with the same period in 2023, and the penetration rate of new energy vehicles has reached 35.2%. The popularity of new energy vehicles has been expanded to the second to third tier cities in China, which continues to drive the market demand for the scale of the power battery industry.

Manufacturing Capacity

Our growth depends on being able to meet anticipated demand for our products. In order to do this, we will need to effectively utilize our manufacturing capacity. This will require a corresponding development of our sales and marketing team, an expansion of our customer base and strengthened quality control in a measured manner, based on our ongoing assessment of medium and long-term demand for our solutions.

Manufacturing Costs

Our profitability may also be affected by our ability to effectively manage our manufacturing costs. Our manufacturing costs are affected by fluctuations in the price of raw materials. If raw material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Our ability to control our raw materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source raw materials from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our manufacturing costs through economies of scale.

Regulatory Landscape

Elong’s business complies principally with a series of regulations on electric vehicle batteries and new energy industry in PRC. Regulations on electric vehicles and energy storage such as economic incentives to purchasers of electric vehicles, tax credits for electric vehicle manufacturers or developers of renewable energy projects, and economic penalties that may apply to a car manufacturer may benefit our market demand and help to expand the market size for our products. Meanwhile, we operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly with respect to hazardous waste generation and disposal and pollution control such as air emission, wastewater discharge, solid waste and noise. These regulations affect the cost of our products and our gross margins. The requirements of PRC environmental laws and regulations may expose us to possible admonitions, penalties, investigations or inquiries imposed by the environmental regulators, or even result in any possible claims or legal proceedings that would have a material adverse effect on our business, financial condition or results of operations.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

A subsidiary is an entity in which Elong directly controls 100% of the voting power and (a) has the power to appoint or remove the majority of the members of the board of directors (the “Subsidiary Board”) (b) to cast majority of votes at the meeting of the Subsidiary Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

Key Components of Results of Operations

(a) Revenues

Revenue is recognized when or as the control of the goods or services is transferred upon the customer’s acceptance of the products. We generated our revenues from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

The Company provides a manufacturer’s standard warranty on all battery packs and battery cells sold, ensuring that the products comply with agreed-upon specifications. The Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31. The Company considers that standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery sales, and therefore should be accounted for in accordance with ASC 460, Guarantees.

(b) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are obsolete.

(c) Cost of revenue-idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis, which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity.

(d) Selling, general and administrative expenses

Selling expenses consist primarily of warranty expenses, employee compensation, and transportation cost as incurred.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

(e) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses.

(f) Other income (expenses)

Other income (expenses) mainly consists of non-operational activities such as loss on disposal of property, plant, and equipment and inventory, litigation charges, and debt forgiveness.

Results of Operations

The following table sets forth, for the periods indicated, statements of income (loss) data:

(in US Dollar millions,
except percentage)	Six Months Ended
	June 30,		Change
	2024	2023	%
Revenues	$0.4	$2.1	(81.0)%
Cost of revenues	(0.8)	(1.4)	(42.9)%
Cost of revenues - idle capacity	(1.3)	(1.7)	(23.5)%
Gross loss	(1.7)	(1.0)	70.0%
Selling expenses	(0.1)	(0.1)	0.0%
General and administrative expenses	(1.7)	(1.3)	30.8%
Reversal from (provision for) credit losses	(0.1)	0.4	(125.0)%
Research and development expenses	(0.1)	(0.4)	(75.0)%
Total operating expense	(2.0)	(1.4)	42.9%
Operating loss	(3.7)	(2.4)	54.2%
Interest income	0.0	0.0	N/A
Interest expense	(0.1)	(0.0)	N/A %
Other income (expenses)	(0.2)	0.0	N/A %
Government grant	0.2	0.0	N/A %
Loss before income taxes	(3.8)	(2.4)	58.3%
Income tax expense	0.0	0.0	N/A
Net loss	$(3.8)	$(2.4)	58.3%

Non-GAAP Financial Measures

We use adjusted gross profit and adjusted gross margin evaluating our operating results and for financial and operational decision-making purposes. Adjusted gross profit represents gross loss excluding idle capacity. We define adjusted gross margin as adjusted gross profit excluding idle capacity as a percentage of revenue.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted gross profit and adjusted gross margin help identify underlying trends in our business that could otherwise be distorted by the effect of certain idle capacity that are included in gross loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted gross profit and adjusted gross margin provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted gross profit and adjusted gross margin should not be considered in isolation. Investors are encouraged to compare our historical adjusted gross profit and adjusted gross margin to the most directly comparable GAAP measure. Adjusted gross profit and adjusted gross margin presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our gross loss to adjusted gross (loss) profit and adjusted gross margin for the periods/years indicated:

(in US Dollar millions,
except percentage)	Six Months Ended
	June 30,		Change
	2024	2023	%
Gross Loss	$(1.7)	$(1.0)	70.0%
Idle Capacity	(1.3)	(1.7)	(23.5)%
Adjusted Gross (Loss) Profit (Excluding Idle Capacity)	(0.4)	0.7	(157.1)%
Adjusted Gross (Loss) Margin (Excluding Idle Capacity)	(100)%	33.3%	(133.3)%

Results of Operations – Six months Ended June 30, 2024 Compared to Six months Ended June 30, 2023

Revenues

We generated revenue of $0.4 million for the six months ended June 30, 2024, a decrease of $1.7 million, or 81.0%, compared to $2.1 million in 2023. This was mainly due a decrease of 95.0% in sales volume of battery packs and battery cells, as a result of 1) the product upgrades and production line changes, and the customer base being laregely redefined; 2) new energy storage systems orders for 2024 being scheduled for production and delivery in the second half of the year; 3) the business reorganization in 2023 with the whole management team focusing more on new energy storage business instead of battery cells; 4) management’s focusing on the reverse merger transactions.

The following table summarizes the breakdown of revenues by categories in US dollars:

	Six months ended June 30,
	2024		2023		Change	Change
	Amount	%	Amount	%	Amount	%
	(in US Dollar millions except percentage)
Battery packs/battery cells	$0.1	24.3%	$2.0	95.2%	$(1.9)	(95.0)%
Battery spare parts and others	0.3	75.7%	0.1	4.8%	0.2	200.0%
Total consolidated revenue	$0.4	100%	$2.1	100%	$(1.7)	(81.0)%

Cost of Revenues

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Cost of revenues	$0.8	$1.4	$(0.6)	(42.9)%
as a percentage of revenues	200.0%	66.7%		133.3%

Cost of revenues was $0.8 million for the six months ended June 30, 2024 compared to $1.4 million in the same period of last year, a decrease of $0.6 million or 42.9%, primarily aligned with the revenue decline.

The costs of revenues not dropping in proportion to revenues was caused by 1) additional inventory impairment loss of 0.3 million resulting from slow-moving inventories as of June 30, 2024, as compared with June 30, 2023; 2) 0.2 million extra losses related to the produced defective battery cells during normal production.

Cost of Revenues – Idle Capacity

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Cost of Revenues – Idle Capacity	$1.3	$1.7	$(0.4)	(23.5)%
as a percentage of revenues	325.0%	80.9%		244.1%

The cost of revenues-idle capacity for the six months ended June 30, 2024 was $1.3 million, a decrease of $0.4 million or 23.5%, compared to $1.7 million in the same period of last year, as result of the decrease in payroll expenses for the department of manufacturing, quality and equipment and utility expenses.

Gross Loss and Gross Margin

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Gross Loss	$(1.7)	$(1.0)	$(0.7)	70.0%
Gross Margin	(425.0)%	(47.6)%		(377.4)%
Adjusted Gross Margin (Excluding Idle Capacity)	(100.0)%	33.3%		(133.3)%

Our gross profit margin, which excluded the idle capacity was negative 100% for the six months ended June 30, 2024, as compared to 33.3% for the same period of 2023. The significant decrease of gross profit margin was primarily due to 1）total revenue in the six months ended June 30, 2024 decreased by approximately 81.0% comparing with the same period of 2023; 2) during the year ended June 30, 2024, the Company also undertook additional inventory impairment loss due to the longer aging inventories; and 3) sales consisted primarily of defective and scrap batteries, spare parts and auxiliary materials which has the extra losses.

Selling Expenses

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Selling Expenses	$0.1	$0.1	$(0.0)	(0.0)%
as a percentage of revenues	25.0%	4.7%		20.2%

Selling expenses remained at $0.1 million for the six months ended June 30, 2024 and 2023.

General and Administrative Expenses

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
General and Administrative Expenses	$1.7	$1.3	$0.4	30.8%
as a percentage of revenues	425.0%	61.9%		363.1%

General and administrative (G&A) expenses were $1.7 million for six months ended June 30, 2024, compared to $1.3 million in same period of 2023, primarily due to the increase of $0.4 million professional fees related to the pursuit of Business Combination.

(Reversal from) provision for credit losses

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
(Reversal from) provision for credit losses	$0.1	$(0.4)	$0.5	(125.0)%
as a percentage of revenues	25.0%	(19.0)%		44.0%

Provision for credit losses for the six months ended June 30, 2024 was $0.1 million, compared to reversal for credit loss of $0.4 million in the same period of last year.

During the six months ended June 30, 2024, the Company provision for credit loss of $0.1 million for account receivable due to aging analysis.

Research and Development Expenses

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Research and Development Expenses	$0.1	$0.4	$(0.3)	(75.0)%
as a percentage of revenues	25.0%	19.0%		6.0%

Research and development (R&D) expenses for the six months ended June 30, 2024 was $0.1 million, compared to $0.4 million in the same period of last year.

We will continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs. The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries. The R&D team is committed to integrating new designs, technologies, and materials into batteries to further improve performance and reduce costs. Meanwhile, we focus our R&D activities on technology research integration, technology implementation, and technology output that is crucial to help the Company maintain the advancement and forward-looking nature of technologies.

Operating Loss

Total operating loss was $3.7 million for the six months ended June 30, 2024, compared to $2.4 million in the same period of last year.

Other (Income) Expenses

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Other (Income) Expenses	$0.2	$0.0	$0.2	N/A
as a percentage of revenues	50.0%	0.0%		50.0%

We incurred $0.2 million of loss on disposals of property, plant and equipment during the six months ended June 30, 2024.

Government Grant

	Six Months Ended June 30,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Government Grant	$0.2	$0.0	$0.2	N/A
as a percentage of revenues	50.0%	0.0%		50.0%

Government grant was $0.2 million and $0.0 million for the six months ended June 30, 2024 and 2023, respectively, primarily due to increase in $0.2 million investment promotion subsidy during the six months ended June 30, 2024.

The Company entered into a lease agreement with the Zibo government for a term from October 1, 2023 to September 30, 2043. Rent and property fees are waived throughout the lease term. Therefore, it was determined that the government subsidy of $0.2 million based on the estimated.

Net Loss

As a result of the above factors, our net loss was $3.8 million for the six-month period ended June 30, 2024, as compared to $2.4 million in the same period of last year.

Liquidity and Capital Resources

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, (“ASC 205-40”), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

For the six months ended June 30, 2024, the Company incurred net loss of $3.8 million, with operating outflows of $1.3 million and negative working capital of $13.8 million.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions and borrowings from banks, related parties and other unrelated sources. For more information, please see Note 9, Short Term Loans-Unrelated Parties, Note 17, Related Party Balances and Transactions and Note 11, Notes Payable in the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 and 2023.

As of the date of this report, these factors raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements were issued.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

●	The Company is actively looking for orders with potential new customers.

●	The Company’s shareholders have committed to support the Company’s operation in cash and started to fund the Company since November 2023 in terms of improving cash position.

●	The Company is going to seek more equity investment in the year of 2024 for business expansion.

Currently, the Company is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create synergy of the Company’s resources.

The management plan cannot alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, it would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

Cash Flows Summary

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods stated below:

	Six Months Ended June 30,
(in US Dollar millions, unless otherwise stated)	2024	2023
Net cash used in operating activities	$(1.4)	$(2.5)
Net cash used in investing activities	(0.4)	(0.0)
Net cash provided by financing activities	2.9	4.2

Cash Flows from Operating Activities

Net cash used in operating activities was $1.3 million for the six months ended June 30, 2024, compared to $2.5 million net cash used in for the six months ended June 30, 2023. The Negative cash flow for the six months ended June 30, 2024 was primarily due to i) net loss of $3.8 million, increase in inventory of $0.4 million, decrease in accrued expenses and other current liabilities of $0.3 million, increase in long term accounts receivable of $0.1 million, partially offset by i) provision of credit losses of $0.1 million, ii) provision of obsolete inventory of $1.2 million, iii) Depreciation and amortization expense of $0.8 million, iv) amortization of operating and finance right-of-use assets of $0.8 million, v) loss on disposals of property, plant and equipment of $0.2 million, vi) decrease in accounts receivable of $0.3 million.

Net cash used in operating activities was $2.5 million for the six months ended June 30, 2023, compared to $1.0 million net cash used in for the six months ended June 30, 2022. The Negative cash flow for the six months ended June 30, 2023 was primarily due to i) net loss of 2.4 million, reversal of credit losses of $0.4 million, and deletion of provision of obsolete inventory of $0.4 million, decrease in accounts and note payable of $0.5 million and contract liabilities of $0.6 million, and product warranty liability of $3.6 million, partially offset by ii) depreciation and amortization expense of $0.8 million, amortization of operating and finance right-of-use assets of $0.8 million, and provision for warranty liability of $1.4 million, and iii) decrease in notes receivable $0.3 million, accounts receivable - current of $0.1 million, and inventory of $1.6 million, and long term accounts receivable of $0.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.4 million for the six months ended June 30, 2024, compared to $33 thousands for the six months ended June 30, 2023. The negative cash flow from investing activities for the six months ended June 30, 2024 was mainly due to the $0.5 million cash used in issuance of promissory note receivable and offset by $0.1 million of proceeds from sales of property, plant and equipment.

Net cash used in investing activities was $32,634 for the six months ended June 30, 2023, compared to $0.2 million for the six months ended June 30, 2022. The negative cash flow from investing activities for the six months ended June 30, 2023 and 2022 was mainly due to $32,634 and $0.2 million, respectively, cash used in purchasing of fixed assets.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2.8 million for six months ended June 30, 2024, compared to $4.2 million net cash provided by financing activities for six months ended June 30, 2023. The positive cash flow from financing activities for six months ended June 30, 2024 was mainly the result of $2.5 million of proceeds from issuance of note payable, and $0.9 million of proceeds from borrowings from third parties, offset by repayment of $0.3 million to third party borrowings and $0.2 million to loan payable with pledged assets, and increase in deferred offering costs of $0.1million,.

The positive cash flow from financing activities for the six months ended June 30, 2023 was mainly due to the i) proceeds of $0.3 million from factoring loan related to notes receivable, $2.7 million from mezzanine equity, $0.3 million from third party borrowings, and $1.0 million from loan payable with pledged assets, partially offset by ii) repayment of $0.1 million of borrowings from third parties.

The majority of the Company’s revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. Dollar will remain stable.

Commitments And Contingencies

Our future capital requirements will depend on many factors, including, but not limited to funding planned production capacity expansions and for general working capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. Accordingly, we may need to seek additional equity or debt financing in order to meet these future capital requirements. Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, we may have to delay product development and other initiatives and our business, financial condition and results of operations could be adversely affected.

TMT Promissory Notes

TMT issued three convertible promissory notes of $200,000, dated February 27, 2024, $300,000, dated April 1, 2024, and $300,000, dated May 9, 2024, respectively, to the Company with a principal amount of $200,000, $300,000 and $300,000 in order to pay for TMT’s extension fee in relation to its initial business combination. The promissory notes bear no interest and are repayable in full upon consummation of TMT’s initial business combination. The Company may, at its election, convert the promissory notes, in whole or in part, into TMT Units, provided that written notice of such intention is given to TMT at least two (2) business days prior to the consummation of TMT’s initial business combination. The number of TMT Units to be received by the Company in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Company by (y) $10.00. Each TMT Unit consists of one (1) TMT Ordinary Share and one (1) right to receive two-tenths (2/10) of one (1) TMT Ordinary Share.

As of June 30, 2024, the balance of promissory note receivable was US$ 500,000. There is no drawdown from the $300,000 promissory note issued in April 1, 2024. As a result of the Business Combination, the promissory notes will be eliminated upon consolidation.

In addition, on February 27, 2024, April 1, 2024 and May 9, 2024, the Company advanced $200,000, $300,000 and $300,000, respectively, to TMT in order to pay for TMT’s extension fee in relation to its initial business combination. TMT issued three convertible promissory notes of $200,000, dated February 27, 2024, $300,000, dated April 1, 2024, and $300,000, dated May 9, 2024, respectively, to the Company with a principal amount of $200,000, $300,000 and $300,000 to evidence the advance. The promissory notes bear no interest and are repayable in full upon consummation of TMT’s initial business combination. As of June 30, 2024, the balance of promissory note receivable was US$500,000. There is no drawdown from the $300,000 promissory note issued in April 1, 2024 yet. The Company may, at its election, convert the promissory notes, in whole or in part, into TMT Units, provided that written notice of such intention is given to TMT at least two (2) business days prior to the consummation of TMT’s initial business combination. The number of TMT Units to be received by the Company in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Company by (y) $10.00. Each TMT Unit consists of one (1) TMT Ordinary Share and one (1) right to receive two-tenths (2/10) of one (1) TMT Ordinary Share.

On July 2, 2024 and August 2, 2024, the Company advanced $200,000 and $75,000 to TMT in order to pay for TMT’s extension fee in relation to its initial business combination. TMT issued a convertible promissory note of $200,000, dated as of July 1, 2024, and $75,000, dated as of August 14, 2024, to the Company with a principal amount of $200,000 and $75,000 to evidence the advance. The promissory note bears no interest and is repayable in full upon consummation of TMT’s initial business combination. The Company may, at its election, convert this promissory note, in whole or in part, into TMT Units, provided that written notice of such intention is given to TMT at least two (2) business days prior to the consummation of TMT’s initial business combination. The number of TMT Units to be received by the Company in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Company by (y) $10.00. Each TMT Unit consists of one (1) TMT Ordinary Share and one (1) right to receive two-tenths (2/10) of one (1) TMT Ordinary Share. As of November 1, 2024, total $275,000 promissory note were drawn down. As a result of the Business Combination, the promissory notes will be eliminated upon consolidation.

Capital Commitments

As of June 30, 2024 and 2023, the Company had no capital commitments.

Lease Commitments

We lease certain facilities and equipment under non-cancellable lease agreements that expire at various dates through 2041. For additional information, see Note 8, Lease, in the unaudited condensed consolidated financial statements as of June 30, 2024.

Contingencies

(a) Legal proceedings

From time to time, the Company may become involved in litigation, claims, and proceedings. The Company evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated.

For detailed information, see Note 22, Commitments and Contingencies – (ii) Litigation, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2024.

(b) Registration Rights

The Sponsor of TMT, certain transferees of the Sponsor of TMT, and the PIPE Investors have entered into a registration rights agreement with the Company, which contains customary terms and conditions including three (3) sets of demand registration rights and piggyback rights.

(c) Finder Fees

On April 21, 2023, TMT Acquisition Corp (“TMT”) signed a Finder’s Engagement Agreement with a third-party named Ever Talent Consultants Limited (“Ever Talent”), and per the agreement, Ever Talent is responsible for identifying and introducing the acquisition target to TMT with the exchange consideration of 900,000 ordinary shares(“Finder Fees”) which has been issued on November 21, 2024 of combined listing entity upon the closing of the business combination. Guided by ASC 718 and ASU 2018-07. this transaction is accounted for as nonemployee performance-based payment awards, with the grant date as April 21, 2023 the agreement signing date, and the estimated fair value of the Finder Fees in the amount of $9,000,000 at $10 per share.

Related Party Transactions

For detailed related party transactions incurred during the six months ended June 30, 2024 and 2023, please see Note 17, Related party balances and transactions, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2024.

Off Balance Sheet Arrangements

During the six months ended June 30, 2024 and 2023, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Holding Company Structure

Elong is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds and PRC safety production reserve at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration for Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the six months ended June 30, 2024 and 2023 were increases by 0.1% and 0.7%, respectively. We have been materially affected by inflation in the raw materials in the past, and we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and raw material purchase price may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and inventories, high inflation could significantly reduce the value of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited consolidated financial statements.

Significant accounting estimates reflected in the Company’s financial statements primarily include but not limited to allowance for credit losses, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Please see Note 2 in the notes to the unaudited condensed consolidated financial statements as of June 30, 2024.

Impairment assessments

Impairment assessments consist primarily of property and equipment, purchased software and inventory purchased for operation.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Management has to estimate the useful lives of the Company’s long-lived assets. In regard to the Company’s impairment analysis of long-lived asset, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net realizable value.

Management has to estimate the demand for current and future, and the selling cost of the Company’s inventory. The Company analyzes the inventory impairment based on the lower of cost or net realizable value.

Revenues

The Company follows the guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other, such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The management’s best estimates of its product warranty is based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited in the early launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

Lease

The Company follows ASU 2016-02 “Leases” (Topic 842). Please refer to Note 2, Summary of Significant Accounting Policies – (aa) Lease, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2024.

The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term. The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

Deferred Offering Costs Associated with the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP ASC 805. Under this method of accounting, Elong is accounting acquirer, and as a result, qualifying transaction costs incurred by Elong are treated as deferred offering cost and any balance below the net proceeds from this reverse recapitalization will be charged directly to equity. This recording complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Business Combination and that will be charged to shareholders’ equity upon the completion of the Proposed Business Combination with any balance below the net proceeds from this Business Combination. Should the Proposed Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operation expenses. As of June 30, 2024, transaction costs in the aggregate of $374,672 have been recorded as deferred offering cost.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2- Significant Accounting Policy-(dd) Recent accounting pronouncements not yet adopted to our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2023.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (1) lack of experienced accounting team and qualified SEC reporting specialist to deal with complex accounting treatments and draft SEC filing document; (2) lack of controls for the IT environment; (3) lack of controls for the inventories in third-party after-sales warehouses.

To remedy identified material weaknesses, starting from August 2023, we have implemented, and plan to continue to implement below measures:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

●	planning to implement an IT security control and database disaster recovery system to serve different accounting functions;

●	establishing accounting record system with access control;

●	managing inventories in third-party after-sales warehouses and maintaining a proper accounting record on a timely basis; and

●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. Please see discussion in the risk factor titled “Risk Factors —Risks Related to Elong’s Business and Industry — If fails to implement and maintain an effective system of internal controls over financial reporting, it may be unable to accurately report its results of operations, meet reporting obligations or prevent fraud. As a result, Elong’s security holders could lose confidence in its financial and other public reporting, which would harm its business and trading price of its securities,” which is incorporated by reference in the Form 20-F under Item 3.D, “Risk Factors,” and is further incorporated herein by reference.

Quantitative and Qualitative Disclosures about Market Risks

Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s oversea financing activities in future are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Interest Rates Risk

We incur risk arising from the fluctuation of interest rates relating to interest income from interest-bearing assets such as cash and cash-equivalent assets that bear variable interest rates.

Credit Risk

Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivable based on the agreed terms. We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits. With respect to our customers, our local entities are responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our Board.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.